UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
V7X 1M6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	San Dimas Property, Durango and Sinaloa states, Mexico NI 43-101 Technical Report

99.2	Consent of Alan Riles

99.3	Consent of Rodney Webster

99.4	Consent of John Morton Shannon

99.5	Consent of Herbert A. Smith

99.6	News Release dated May 15th, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMERO MINING CORP.
(Registrant)

Date: May 15, 2012	By:	/s/ David Blaiklock
David Blaiklock
	Title:	Chief Financial Officer